----------------------------------
                                                         OMB APPROVAL
                                              ----------------------------------
                                              OMB Number:              3235-0287
                                              Expires:          January 31, 2005
                                              Estimated average burden
                                              hours per response. . . . . . .0.5
                                              ----------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

   Stuckey               Thomas                    M.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   c/o Milestone Scientific Inc.
   220 South Orange Avenue
--------------------------------------------------------------------------------
                                    (Street)

   Livingston         New Jersey                07039
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)

================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Milestone Scientific Inc.        AMEX - "MS"
================================================================================
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


================================================================================
4. Statement for Month/Year

   September 12, 2002
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |_|   10% Owner
   |X|   Officer (give title below)           |_|   Other (specify below)

   Chief Financial Officer
================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by One Reporting Person
   |_|  Form filed by More than One Reporting Person

================================================================================

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock par
value $.001 per share      9/12/02         P             2,000(1)(2)   A    $0.40    15,000(3)(4)      D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

                                                                          (Over)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1) The Reporting Person disclaims beneficial ownership of 1,700 of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(2) Out of which 500 shares are held by wife as custodian for son, 500 shares are held by wife as custodian for second son, 500 shares are held by wife as custodian for daughter and 200 are held by wife as custodian for second daughter.

(3) The Reporting Person disclaims beneficial ownership of an additional 11,700 of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of
Section 16 or for any other purpose.

(4) Out of which 1,700 shares are held by wife in IRA, 2,500 shares are held by wife as custodian for son, 2,500 shares are held by wife as custodian for second son, 2,500 shares are held by wife as custodian for daughter and 2,500 are held by wife as custodian for second daughter.

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                                                 SEC 1474 (2-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                           9.       10.
                                                                                                           Number   Owner-
                                                                                                           of       ship
                    2.                                                                                     Deriv-   Form of
                    Conver-                   5.                              7.                           ative    Deriv-   11.
                    sion                      Number of                       Title and A mount            Secur-   ative    Nature
                    or                        Derivative    6.                of Underlyi ng      8.       ities    Secur-   of
                    Exer-            4.       Securities    Date              Securities          Price    Bene-    ity:     In-
                    cise    3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 a nd 4)   of       ficially Direct   direct
                    Price   Trans-   action   or Disposed   Expiration Date   -----------------   Deriv-   Owned    (D) or   Bene-
1.                  of      action   Code     of(D)         (Month/Day/Year)              Amount  ative    at End   In-      ficial
Title of            Deriv-  Date     (Instr.  (Instr. 3,    ----------------              or      Secur-   of       direct   Owner-
Derivative          ative   (Month/  8)       4 and 5)      Date     Expira-              Number  ity      Month    (I)      ship
Security            Secur-  Day/     ------   ------------  Exer-    tion                 of      (Instr.  (Instr.  (Instr.  (Instr.
(Instr. 3)          ity     Year)    Code V    (A)   (D)    cisable  Date     Title       Shares  5)       4)       4)       4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Common
                                                                              Stock, par
Option to purchase                                                            value $.001
common stock        $16.50                                  5/5/01   5/4/03   per share    25,000                    D
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Common
                                                                              Stock, par
Option to purchase                                                            value $.001
common stock        $3.00                                   1/15/01  1/14/04  per share    21,000                    D
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Common
                                                                              Stock, par
Option to purchase                                                            value $.001
common stock        $2.1875                                    (1)   7/13/04  per share    25,000                    D
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Common
                                                                              Stock, par
Option to purchase                                                            value $.001
common stock        $2.5                                       (2)   7/25/06  per share    10,000                    D
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Common
                                                                              Stock, par
Option to purchase                                                            value $.001
common stock        $.75                                       (3)   1/02/07  per share     7.000                    D

====================================================================================================================================

Explanation of Responses:

(1) Options vest as follows 8,333 on 7/13/01; 8,334 on 7/13/02; 9,3333 on
7/13/03

(2) Options vest as follows: 3,333 on 7/25/02; 3,334 on 7/25/03 and 3,333 on
7/25/04.

(3) Options vest as follows: 2,333 on 1/1/02; 2,334 on 1/1/03 and 2,333 on
1/1/04

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Thomas M. Stucky                                        September 12, 2002
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2